SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. (1))*

The9 Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

88337K104 (Cusip No.)

DECEMBER 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88337K104	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Bosma Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

5,145,065
6 SHARED VOTING POWER

11,742,399
7 SOLE DISPOSITIVE POWER

5,145,065
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,145,065
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 88337K104	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

The9 Limited

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Building No. 3, 690 Bibo Road Zhang Jiang Hi-Tech Park, Pudong, New Area, Pudong Shanghai 201203, People’s Republic of China

Item 2	(a).	Name of Person Filing:

Bosma Limited

Item 2	(b).	Address:

Pasea Estate, Road Town Tortola, British Virgin Islands

Item 2	(c):	Citizenship:

British Virgin Islands

Item 2	(d).	Title of Class of Securities:

Ordinary Shares, US$0.01 par value.

Item 2	(e).	CUSIP No.

88337K104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Act;

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Act;

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) of the Act;

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Act.

CUSIP NO. 88337K104	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned: 5,145,065 ordinary shares. Bosma Limited is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited.

(b) Percent of Class: 21% (based upon 24,496,140 ordinary shares reported as outstanding as of March 31, 2006 in the Form 20-F/A filed by The9 Limited on October 12, 2006). See below regarding Bosma Limited’s membership in a group comprised of itself and Incsight Limited. As per the
Form 20-F/A filed by The9 Limited on October 12, 2006, the sole shareholder of Incsight Limited, Mr. Zhu, beneficially owned 6,597,334 of the ordinary shares of The9 Limited as of December 31, 2005.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 5,145,065 ordinary shares

(ii) shared power to vote or to direct the vote: 11,742,399 ordinary shares

(iii) sole power to dispose or to direct the disposition of: 5,145,065 ordinary shares

(iv) shared power to dispose or to direct the disposition of: 0 shares

Bosma Limited expressly disclaims beneficial ownership of any ordinary shares of The9 Limited except for any shares held directly of record or as discussed above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Bosma Limited and Incsight Limited are parties to a Voting Agreement, dated November 26, 2004 (the “Voting Agreement”) with respect to the election of The9 Limited’s board of directors. Under the rules of the SEC under the Exchange Act, parties to the Voting Agreement may be considered members of a “group” and therefore deemed to be beneficial owners of the shares of common stock held by each other party to the Voting Agreement. This Schedule 13G acknowledges the existence of the Voting Agreement and the potential attribution of shares of the other parties thereto to Bosma Limited; however, Bosma Limited expressly disclaims the beneficial ownership of the shares held by Incsight Limited and Incsight Limited is not participating in the filing of this Schedule 13G. The number of shares beneficially owned by each reporting person with shared voting power reflected above is based upon the number of shares reported as owned by the Incsight Limited in the Form 20-F/A filed by The9 Limited on October 12, 2006.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the Act.

CUSIP NO. 88337K104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007

BOSMA LIMITED

By:	/s/ Raymond Long Sing TANG
Name:	Raymond Long Sing TANG
Title:	Director